Exhibit 99.1

METALÚRGICA GERDAU S.A. CNPJ/MF no 92.690.783/0001-09 NIRE: 43300001504	GERDAU S.A. CNPJ/MF no 33.611.500/0001-19 NIRE: 33300032266

MATERIAL FACT

GERDAU S.A. (Bovespa: GGBR; NYSE: GGB; Latibex: XGGB) (“Company”) and METALÚRGICA GERDAU S.A. (Bovespa: GOAU) (“Metalúrgica Gerdau” and, jointly with the Company, the “Companies”), in connection with the application to register the public stock tender offer to increase interest through the exchange of common shares for preferred shares issued by the Company (“Stock Tender Offer” or “Offer”) and, supplementing the Material Fact notice dated March 8, 2017; complemented by the Notice to the Market dated March 13, 2017; by the Material Fact notice dated March 22, 2017; and by the Notice to the Market dated May 22, 2017, inform to their shareholders and the general market that they received on July 19, 2017 Official Letter 0322648 from the Securities and Exchange Commission of Brazil (“CVM”) granting the registration of the Offer.

In view of the decision of the Board of Commissioners of the CVM, in a meeting held on June 13, 2017, determining the maintenance of the proportionate limit for the exchange of common (GGBR3) and preferred (GGBR4) shares issued  by the Company, as provided for in Article 15 of CVM Instruction 361/2002, the Offer is subject to adherence by the holders of at least thirty-nine million, five hundred fifty thousand and four hundred seventy-four (39,550,474) common shares issued by the Company, which corresponds to two-thirds (2/3) of the free-float common shares.

Therefore, in compliance with CVM Instruction 361/2002, the Offer notice will be published until July 31, 2017 in the state register Diário Oficial do Estado do Rio de Janeiro and in the newspaper Valor Econômico.

The notice and other documents related to the Offer, as applicable, will be made available after their publication (i) on the websites of the Companies (http://ri.gerdau.com), of Banco Bradesco BBI S.A. (“Bradesco BBI”) (https://www.bradescobbi.com.br/Site/Ofertas_Publicas/Default.aspx), of the CVM  (www.cvm.gov.br) and of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br) and (ii) at the headquarters of the Companies, of Bradesco BBI, of the CVM and of B3.

The Companies will keep their shareholders and the market duly informed on any developments related to the Offer.

This Material Fact is solely for informative purposes and does not constitute a tender offer for securities or a request to adhere to the Offer.

Porto Alegre, July 20, 2017

Harley Lorentz Scardoelli

Executive Officer

Investor Relations Officer